Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Announces USD $3 Million Convertible Debenture

November 30th, 2023	Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

Phoenix, Arizona, November 30th, 2023 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC Pink: GEBRF) ("Greenbriar" or the "Company") is pleased to announce it has received USD $3.0 million in the form of a three-year convertible debenture from a family office in Arizona as bridge to the upcoming USD $ 40 million construction facility.

Subject to TSXV approval, Greenbriar will issue USD $3.0 million in convertible debentures (the "Debenture") to investors within a family office (the "Debenture Holders"). The Debentures will bear interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and will mature thirty-six (36) months from the date of issuance (the "Maturity Date").

The Debenture Holders will have the right, from time to time and at any time on or prior to 5:00 p.m. (Pacific Time) on the Maturity Date, to convert all or any portion of the outstanding principal amount of the Debenture ("Principal Amount") into common shares of the Company, at a price of $1.25 per common share subject to adjustment pursuant to the terms of the Debenture.

As part of the proposed Debenture financing, the Debenture Holder will be issued 900,000 warrants, where the Debenture Holder will have the right, from time to time and at any time on or prior to 5:00 p.m. (Pacific Time) on the Maturity Date, to convert all or any portion of warrants into common shares of the Company, at a price of $1.30 per common share subject to adjustment pursuant to the terms of the Debenture.

The Debenture is subject to a statutory hold period of four months plus a day from the date of issuance in accordance with applicable securities legislation. The Company expects to use the gross proceeds from the Debentures as a bridge to the USD $40 million construction loan.

Closing of the Debenture is subject to a number of conditions, including receipt of all necessary corporate and regulatory approvals, including the TSX Venture Exchange. The future issuance of common shares upon conversion of the Debenture, if any, are subject to the final acceptance of the TSX Venture Exchange.

All references to currency are in Canadian dollars, except if mentioned in USD.

"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Greenbriar is named as one of the top performers on the TSXV Venture Exchange. The 2023 TSX Venture 50 celebrates the strongest performances on the TSX Venture Exchange (the "TSXV" or "the Exchange") over the last year. Comprised of 10 companies from each of five industry sectors, the ranking recognizes the strongest performance on the Exchange based on market capitalization growth, share price appreciation and trading volume.

We are extremely proud to have earned a 2023 TSX Venture Top 50 ranking, selected from 1,713 TSXV public companies. Since inception, Greenbriar has demonstrated its ability to successfully make and develop accretive acquisitions resulting in year-over-year asset growth.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Ph: 949-903-5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF